UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 25, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	April 25, 2007	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

07-13-TC

For Immediate Release: April 25, 2007

TECK COMINCO LIMITED ANNOUNCES SHARE SPLIT AND DIVIDEND

Vancouver, B.C. -- Teck Cominco Limited announced today that its shareholders have approved a two-for–one subdivision of its outstanding Class A common shares and Class B subordinate voting shares (the “Share Split”), effective as of the close of business on May 7, 2007 (the “Split Record Date”). Teck Cominco also announced that it will pay an eligible dividend of $0.50 per share on its Class A common shares and Class B subordinate voting shares outstanding on a post-split basis on July 3, 2007, to shareholders of record at the close of business on June 22, 2007.

Shareholders of record on the Split Record Date will keep their current share certificates and will be provided with additional share certificates representing the Class A common shares or Class B subordinate voting shares to which they are entitled as a result of the Share Split. It is currently expected that the Company or its transfer agent, CIBC Mellon Trust Company, will mail those certificates on or about May 10, 2007 (the “Mailing Date”). Currently outstanding share certificates representing Class A common and Class B subordinate voting shares should be retained by shareholders and should not be forwarded to the Company or its transfer agent.

Pursuant to the rules of the Toronto Stock Exchange, the Class A common shares and Class B subordinate voting shares will commence trading on a subdivided basis at the opening of business on May 3, 2007, being two trading days prior to the Split Record Date. Pursuant to the rules of the New York Stock Exchange, the Class B subordinate voting shares will commence trading on a subdivided basis on that exchange one business day after the Mailing Date.

About Teck Cominco:

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For additional information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 687-1117